# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ATA Creativity Global, CIK 0001420529
CUSIP: 00211V106
Title of class of securities: Common Shares, $0.01 par value per share
Address of issuer's principal executive offices: Rm. 507, Bldg. 3, BinhuZhuoyueCheng, WenhuaKechuangYuan, Huayuan Blvd. 365, Baohe, Hefei, Anhui, China (F4), 230051
Date of event which requires filing of this statement: 11/17/2025
Filed by CIK 0001456120
Persons authorized to receive notices and communications: Xiaofeng Ma, c/o 1/F East Gate, Bldg No. 2, Jian Wai, Soho, No. 39 Dong San Huan Zhong Rd, Chao Yang Dist, Beijing, China (F4), 100022, 86-10-6518-1122-5518

## Reporting persons
- Ma Kevin Xiaofeng (CIK 0001456120): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 1,734,446; shared voting power 23,426,062; sole dispositive power 1,734,446; shared dispositive power 23,426,062; aggregate amount beneficially owned 25,160,508 (39.6% of the class)
  Comment: (1) The value in rows 8, 10 and 11 represents (i) 1,734,446 Common Shares held by Xiaofeng Ma, (ii) 4,998,988 Common Shares held by Able Knight Development Limited, and (iii) 18,427,074 Common Shares held by Joingear Limited. Able Knight Development Limited is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Xiaofeng Ma as the settlor and certain family members of Xiaofeng Ma as the beneficiaries. Joingear Limited is a British Virgin Islands company wholly owned by Xiaofeng Ma.
  
  (2) Percent of class represented by amount in row (11) is calculated based on 63,544,922 outstanding Common Shares as of November 17, 2025 as disclosed in the Issuer's Prospectus Supplement filed with the Securities Exchange and Commission on November 19, 2025.
- Able Knight Development Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 4,998,988; sole dispositive power 0; shared dispositive power 4,998,988; aggregate amount beneficially owned 4,998,988 (7.9% of the class)
  Comment: (1) The value in rows 8, 10 and 11 represents 4,998,988 Common Shares held by Able Knight Development Limited.
  
  (2) Percent of class represented by amount in row (11) is calculated based on 63,544,922 outstanding Common Shares as of November 17, 2025 as disclosed in the Issuer's Prospectus Supplement filed with the Securities Exchange and Commission on November 19, 2025.
- Precious Time Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 4,998,988; sole dispositive power 0; shared dispositive power 4,998,988; aggregate amount beneficially owned 4,998,988 (7.9% of the class)
  Comment: (1) The value in rows 8, 10 and 11 represents 4,998,988 Common Shares held by Able Knight Development Limited.
  
  (2) Percent of class represented by amount in row (11) is calculated based on 63,544,922 outstanding Common Shares as of November 17, 2025 as disclosed in the Issuer's Prospectus Supplement filed with the Securities Exchange and Commission on November 19, 2025.
- Ma Family Trust: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 4,998,988; sole dispositive power 0; shared dispositive power 4,998,988; aggregate amount beneficially owned 4,998,988 (7.9% of the class)
  Comment: (1) The value in rows 8, 10 and 11 represents 4,998,988 Common Shares held by Able Knight Development Limited.
  
  (2) Percent of class represented by amount in row (11) is calculated based on 63,544,922 outstanding Common Shares as of November 17, 2025 as disclosed in the Issuer's Prospectus Supplement filed with the Securities Exchange and Commission on November 19, 2025.
- Joingear Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 18,427,074; sole dispositive power 0; shared dispositive power 18,427,074; aggregate amount beneficially owned 18,427,074 (29% of the class)
  Comment: (1) The value in rows 8, 10 and 11 represents 18,427,074 Common Shares held by Joingear Limited.
  
  (2) Percent of class represented by amount in row (11) is calculated based on 63,544,922 outstanding Common Shares as of November 17, 2025 as disclosed in the Issuer's Prospectus Supplement filed with the Securities Exchange and Commission on November 19, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value per share
Name of issuer: ATA Creativity Global
Address of issuer's principal executive offices: Rm. 507, Bldg. 3, BinhuZhuoyueCheng, WenhuaKechuangYuan, Huayuan Blvd. 365, Baohe, Hefei, Anhui, China (F4), 230051
Comment: This Amendment No. 9 ("Amendment No. 9") amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on November 20, 2015, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 filed with the Commission on March 23, 2016, August 30, 2017, February 8, 2018, June 29, 2018, August 17, 2018, August 29, 2019, December 24, 2019 and May 21, 2020, respectively (as amended, the "Schedule 13D") by the Reporting Persons with respect to the Common Shares and ADSs issued by the Issuer. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D, unless otherwise defined herein.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

(i) Xiaofeng Ma, a citizen of People's Republic of China;
(ii) Able Knight Development Limited, a British Virgin Islands company;
(iii) Precious Time Holdings Limited, a British Virgin Islands company;
(iv) Ma Family Trust, a Cayman Islands trust; and
(v) Joingear Limited, a British Virgin Islands.

Xiaofeng Ma is the sole director of Able Knight Development Limited and Joingear Limited and the settlor of Ma Family Trust, and Precious Time Holdings Limited is the wholly owned investment holding vehicle of Ma Family Trust.
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

The business address of Xiaofeng Ma is c/o 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China.

The business address of Able Knight Development Limited is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands.

The business address of Precious Time Holdings Limited is Woodbourne Hall, P.O. Box 916, Road Town, Tortola, British Virgin Islands.

The business address of Ma Family Trust is 10 Marina Boulevard #48-01 Singapore 018983.

The business address of Joingear Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and restated as follows:

The principal business of Xiaofeng Ma is chairman of the board and chief executive officer of the Issuer.

The principal business of each of Able Knight Development Limited, Precious Time Holdings Limited, Ma Family Trust and Joingear Limited is holding equity interest in the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4(a) of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 17, 2025, the Issuer entered into a subscription agreement (the "Subscription Agreement") with three purchasers for a registered direct offering of 11,067,547 of its ADSs at the price of $0.8 per ADS (equivalent to $0.4 per Common Share) (the "Registered Direct Offering").

In connection with the Registered Direct Offering, on November 17, 2025, Xiaofeng Ma, Able Knight Development Limited and Joingear Limited entered into a lock-up agreement (the "Lock-Up Agreement") with the Issuer. Pursuant to the Lock-Up Agreement, each of them has agreed that, from the closing date of the Registered Direct Offering until April 30, 2026, it shall not transfer any Common Shares, ADSs or other securities of the Issuer beneficially owned, held or hereafter acquired by him or it, subject to customary exceptions.

The forgoing description of the Lock-Up Agreement contained herein is qualified in its entirety by reference to the Lock-Up Agreement, copy of which is attached hereto as Exhibit 99.1 which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

Calculation of the percentage of Common Shares beneficially owned by the Reporting Persons as noted on the cover pages of the Schedule 13D is based on 63,544,922 outstanding Common Shares as of November 17, 2025 as disclosed in the Issuer's Prospectus Supplement filed with the Commission on November 19, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of this Schedule 13D is hereby amended and restated as follows:

The aggregate number and percentage of the Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of the Schedule 13D, and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6(a) of this Schedule 13D is hereby amended and supplemented by adding the following:

The information contained in Item 4(a) of this Amendment No. 9 is hereby incorporated by reference in this Item 6(a).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 99.1 Lock-Up Agreement

## Signatures
- Ma Kevin Xiaofeng: /s/Xiaofeng Ma, Xiaofeng Ma (11/19/2025)
- Able Knight Development Limited: /s/Xiaofeng Ma, Xiaofeng Ma / Director (11/19/2025)
- Precious Time Holdings Limited: /s/ Authorized Signatory(ies) of Lion International Management Limited, Authorized Signatory(ies) of Lion International Management Limited as director of Precious Time Holdings Limited (11/19/2025)
- Ma Family Trust: /s/Authorized Signatory(ies) of HSBC International Trustee Limited, Authorized Signatory(ies) of HSBC International Trustee Limited as trustee of Ma Family Trust (11/19/2025)
- Joingear Limited: /s/ Xiaofeng Ma, Xiaofeng Ma / Director (11/19/2025)